Van Kampen New York Quality Municipal Trust (VNM)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on October 21, 2005, the shareholders approved an Agreement and Plan of Reorganization, dated February 3, 2005, between Van Kampen New York Quality Municipal Trust (the "Target Fund") and Van Kampen Trust for Investment Grade New York Municipals (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.

Common shares:

For:      2,878,833.419
Against:  105,344.003
Abstain:  288,364.364


Preferred shares:

For:      1,612
Against:  89
Abstain:  93